

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2013

Via E-mail
Billy C. Duvall
Senior Vice President,
Chief Financial Officer and Treasurer
HopFed Bancorp, Inc.
4155 Lafayette Road
Hopkinsville, Kentucky 42240

> Re: **HopFed Bancorp, Inc.**
> **Supplemental Soliciting Materials on Schedule 14A**
> **Filed April 15, 2013**
> **File No. 000-23667**

Dear Mr. Duvall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Supplemental Soliciting Materials Filed on April 15, 2013

1.   In future filings, please refrain from making statements similar to the following without providing a proper factual foundation. Support should be self-evident, disclosed in the solicitation materials, or provided to the staff on a supplemental basis. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express. To the extent the filing persons are unable to provide adequate support, please refrain from including such statements in future soliciting materials.

- the soliciting material's reference to the Company's "track record" (second paragraph on page 2 of the investor presentation); and
- the soliciting material's reference to "HFBC's outperformance relative to many of the Company's competitors" (third paragraph on page 2 of the investor presentation).

Please contact David Lin, Attorney-Advisor, at (202) 551-3552 or David L. Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503 with any questions. If you require further assistance, you may contact me at (202) 551-3419.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Via E-mail
       Edward B. Crosland, Jr., Esq.